SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(RULE 13D - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. )*

Medicure Inc.
(Name of Issuer)

Common shares, no par value
(Title of Class of Securities)

58469E408
(CUSIP Number)

July 18, 2011
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,492,669

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,492,669

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,492,669

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,492,669

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,492,669

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,492,669

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.4%

12.	TYPE OF REPORTING PERSON

CO

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of close of business on August 18, 2015.

Item 1(a).	Name of Issuer:

Medicure Inc. (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2-1250 Waverley Street
Winnipeg, Manitoba
Canada R3T 6C6

Item 2(a).	Name of Persons Filing:

The names of the persons filing this statement on Schedule 13G are: Elliott International, L.P. (“Elliott International”) and Elliott International Capital Advisors Inc. (“International Advisors” and collectively with Elliott International, the “Reporting Persons”).  Hambledon, Inc. (“Hambledon”) is the general partner of Elliott International.  International Advisors is the investment manager for Elliott International.  International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Common Stock.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The business address of International Advisors is 40 West 57th Street, 30th Floor, New York, New York 10019.

Item 2(c).	Citizenship:

Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

International Advisors is a corporation formed under the laws of the State of Delaware.

Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

Item 2(d).	Title of Class of Securities:

Common shares, no par value (“Common Stock”).

Item 2(e).	CUSIP Number:

58469E408

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 14,355,025 shares of Common Stock outstanding as of June 30, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on August 11, 2015.

Elliott International and International Advisors together beneficially own the 1,492,669 shares of Common Stock held by Elliott International, consisting of (i) 1,426,002 shares of Common Stock and (ii) warrants (the “Warrants”) exercisable for an additional 66,667 shares of Common Stock.  Elliott International beneficially owns the Warrants through Birmingham Associates Ltd., a wholly-owned subsidiary.

(b)	Percent of class:

Elliott International and International Advisors' aggregate beneficial ownership of 1,492,669  shares of Common Stock constitutes approximately 10.4% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote

Elliott International and International Advisors together have shared power to vote or direct the vote of 1,492,669 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of

Elliott International and International Advisors together have shared power to dispose or direct the disposition of 1,492,669 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Elliott International holds the Warrants through Birmingham Associates Ltd., a Cayman Islands entity that is a wholly-owned subsidiary of Elliott International.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  August 19, 2015

ELLIOTT INTERNATIONAL, L.P.
By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

	By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Medicure Inc. dated August 19, 2015, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  August 19, 2015

ELLIOTT INTERNATIONAL, L.P.
By:	Elliott International Capital Advisors Inc., as Attorney-in-Fact

	By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President